UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-28472
CUSIP Number: 25387R 40 7

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ___________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

___________________________________________________________

PART I - REGISTRANT INFORMATION

Digital Video Systems, Inc.
Full Name of Registrant

430 Cambridge Avenue, Suite 110
Address of Principal Executive Office (Street and number)

Palo Alto, CA 94306
City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25 (b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof will be filed or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report or Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to ongoing review of accounting matters by the Registrant's newly engaged auditors relating to the current period covered by this report, the financial statements to be included in the Registrant's quarterly report on Form 10-Q will not be completed on the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Thomas A. Spanier   (650) 322-8102

(Name)    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

___________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached explanation.

Digital Video Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By:/s/ Thomas A. Spanier (name and title) Thomas Spanier Chief Executive Officer Digital Video Systems, Inc.

Explanation of anticipated change:

Revenue for the quarter ended September 30, 2004 is currently anticipated to be approximately $19.0 million, compared to $19.7 million for the quarter ended September 30, 2003. For the nine months ended December 31, 2003, revenue is currently anticipated to be approximately $69.3 million, compared to $70.6 million for the year ended December 31, 2003. Net loss for the quarter ended September 30, 2004 is currently anticipated to be less than 50% of the $1.6 million incurred in the quarter ended September 30, 2003.

The foregoing statements are forward looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from the above preliminary estimates include possible accounting entries and adjustments that may be made to the Registrant's financial statements in connection with the finalization of the review for the quarter ended September 30, 2004.